UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

QUEST GROUP INTERNATIONAL, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74836L 108
(CUSIP Number)

Dr. Parkash Gill 29420 Cresthaven Court Agoura, California 91301 (818) 355-7237
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74836L 108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only). Parkash Gill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 24,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 24,000,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.8%
14	TYPE OF REPORTING PERSON (See Instructions) IN

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Quest Group International, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is presently located at 967 W. Center, Orem, Utah 84057.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Parkash Gill, a U.S. citizen (“Reporting Person”).

Reporting Person is a physician at the University of Southern California Keck School of Medicine. The principal address of employment is 1975 Zonal Avenue, Los Angeles, California 90033.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Reporting Person used his personal funds to purchase 24,000,000 shares of common stock of Issuer, pursuant to a Subscription Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

Reporting Person acquired the shares of common stock for investment purposes. Except as set forth below, the Reporting Person does not have any plans or proposals of the type set forth in the instructions to Item 4 of Schedule 13D.

On April 27, 2007, Reporting Person purchased 24,000,000 shares of Common Stock (the “Purchased Shares”) for $24,000 (or $0.001 per share). Of the 24,000,000, 4,000,000 shares were purchased by Reporting Person as custodian for his two minor children. The Purchased Shares were subject to a repurchase by the Issuer for a purchase price of $0.00001 per share if the Company’s private placement offering did not close on or before May 31, 2007. The Company raised $20 million in connection with its sale of 40 million shares of common stock to institutional investors on May 16, 2007.

Reporting Person entered into a lock-up agreement with the Issuer, dated May 16, 2007 (the “Lock-up Agreement”) pursuant to which Reporting Person agreed to not sell, transfer, assign, pledge or hypothecate its shares, subject to certain exceptions, for a period of time, beginning on May 16, 2007 and ending on the date that is 18 months after the Issuer receives notification by the Securities and Exchange Commission that the registration statement required to be filed by the Issuer pursuant to that certain Registration Rights Agreement between the Issuer and the investors of the Issuer’s private placement offering on May 16, 2007, will not be reviewed or is no longer subject to further review and comments.

Although he has no present plans to do so, the Reporting Person may from time to time make further acquisitions of securities of the Issuer for investment purposes. In addition, and although he has no present plans to do so, Reporting Person may from time to time sell shares of Common Stock in open market or private transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of May 29, 2007, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Reporting Person may be found in rows 11 and 13 of the cover page.

The powers the Reporting Person has relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages. No acquisition or disposition of beneficial ownership of shares were made by the Reporting Person in the last 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

Reporting Person purchased the Purchased Shares pursuant to the Subscription Agreement with the Issuer, dated April 27, 2007. The description of the Subscription Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

The Purchase Shares are subject to a lock-up, pursuant to the Lock-up Agreement with the Issuer, dated May 16, 2007. The description of the Lock-up Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(a)
Form of Subscription Agreement dated as of April 27, 2007, by and between the Issuer and the subscribers, Santa Monica Capital Partners II, LLC, Dr. Parkash Gill, Roshantha A. Chandraratna Hunter World Markets, Inc., Marc Ezralow, Harin Padma-Nathan and David Ficksman, filed as Exhibit 10.1 to the Issuer’s Form 8-K, filed on April 30, 2007, and incorporated herein by this reference.

Exhibit 7(b)
Lock-up Agreement dated as of May 16, 2007, by and among the Issuer and the shareholders, Santa Monica Capital Partners II, LLC, Dr. Parkash Gill, Dr. Parkash Gill, custodian for Dhillon Gill, Dr. Parkash Gill, custodian for Noorean Gill, Harin Padma-Nathan, Marc Ezralow, David Ficksman, Roshantha Chandraratna

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 29, 2007	By:	/s/ Parkash Gill
Parkash Gill